Exhibit 99.22
Welcome
          Welcome to A Better Motient, a web site sponsored by Highland Capital Management, L.P. We developed this website to keep our fellow Motient stockholders informed and to help Motient realize its full potential for the benefit of all stockholders. This site will be updated regularly and provide a central repository for relevant materials. As stockholders, we own Motient. As responsible owners we must elect directors who will sit at the board table as true and accountable stockholder representatives.
We believe that Motient’s Board of Directors has failed to properly represent and protect its stockholders. We believe Motient and its stockholders are suffering from serious mismanagement, including inadequate operating performance, significant financial reporting deficiencies, questionable execution and management, and extensive Board self-dealing and conflicts of interest.
We believe that Motient has exciting potential and could create significant value for its stockholders. However, we are also convinced that this will not occur under the current Board and management team. That is why we believe Motient needs a new, highly-qualified, independent and experienced Board who will oversee the right strategic plan to achieve the greatest value and best use of Motient’s assets for the benefit of all stockholders.
In this post Enron, WorldCom, Tyco era, stockholders can no longer afford to tolerate unaccountable corporate leaders. If we stockholders demand a new Board, we can spur positive change that will benefit stockholders. Please get involved, take action, and join us — for a better Motient.
The Situation
We are asking for Motient stockholder support in removing Motient’s current Board of Directors. We believe Motient has been severely mismanaged and that the company is suffering from poor operating performance, conceded financial reporting deficiencies, recurring execution and management oversight problems, and extensive Board and management self-dealing and conflicts of interest.

We believe the current Board has failed to act in the best interests of the company and stockholders. Motient has exciting potential and could create significant value for all stockholders; however, we do not believe the current Board can realize the company’s full potential. What is needed is a new, highly-qualified, principled, independent and experienced Board and management team that can successfully navigate the challenging market environment and implement a strategic plan that will achieve the greatest value and best use of Motient’s assets for the benefit of all stockholders. In light of Motient’s recent events, we believe this change is more urgent than ever.
On May 3, 2006, Motient announced that five of its existing directors, including the current Chairman, would not stand for re-election. Approximately one week later, on May 8, 2006, Motient signed a definitive agreement with SkyTerra Communications, Inc. We believe this proposed transaction is not in the best interests of Motient stockholders and is certainly not an appropriate action for Motient’s current Board, as half of the Board is not standing for reelection. This proposed transaction will significantly impact the future of Motient for all stockholders — a future of which the outgoing directors who proposed this deal have signaled they want no part. See Motient/SkyTerra Proposed Transaction.
          We believe the agenda of Motient’s current Board, who approved the proposed transaction, and management is self-serving, will destroy stockholder value and does not represent the best interests of Motient stockholders.
About Motient
          Motient describes itself as a nationwide provider of terrestrial wireless data solutions for Fortune 500 companies and the small to medium size enterprise business market through its wholly-owned subsidiary, Motient Communications Inc. A publicly traded company with a $1.4 billion market capitalization and the largest digital data footprint in the U.S., Motient provides customers access to multiple networks platforms, including GPRS, 1XRTT and its own DataTac Network. Working with Motient, customers gain access to proprietary applications, one source support and wireless consulting services that enhance the performance, efficiency and cost-effectiveness of enterprise wireless networks.
Motient’s value lies in its two primary assets: significant interests in TerreStar Networks Inc. (TerreStar) and Mobile Satellite Ventures (MSV) providers of mobile satellite services. Motient is a controlling shareholder in TerreStar owning 54.3% of the company, and is a 43.4% owner of MSV. Both TerreStar and MSV are in the process of developing next-generation hybrid networks capable of providing ubiquitous wireless service by integrating land-based towers and satellites. These new networks would deliver services to wireless devices everywhere in North America.
Motient/SkyTerra Proposed Transaction
On May 8, 2006, Motient and SkyTerra Communications, Inc. signed definitive agreements to consolidate ownership and control of MSV and its general partner under SkyTerra and to consolidate ownership of TerreStar under Motient. Following the closing of a series of transactions, and assuming certain other stakeholders participate in the transaction, SkyTerra would own 70% of MSV and Motient would own 74% of TerreStar on a fully-diluted basis. We strongly oppose Motient’s proposed deal with SkyTerra.
We believe that Motient’s proposed deal, which will materially change Motient and its business without a stockholder vote, is structurally and financially flawed and raises serious governance concerns. Furthermore, these proposed transactions raise a number of questions including:
Why this deal? Why this structure? Why now?
Stockholders deserve answers. We ask that you consider these points:
Serious structural and economic flaws:
•	Motient AND its stockholders will suffer a substantial tax charge.
According to Motient’s press release, the proposed deal is taxable to Motient and will require payment by Motient of an estimated $50-80 million in corporate taxes, or about $1 per outstanding share of common stock. The press release also indicates that the distribution of SkyTerra shares acquired in the proposed transaction will be taxable to receiving Motient stockholders.

•	No evidence Motient stockholders will receive a control premium for MSV.
It is common practice to receive a premium for exchange of control in an entity. However, based on our review of the transaction documents, despite the fact that Motient is handing control of MSV to SkyTerra, we have seen no evidence that Motient stockholders will receive a control premium. We believe that Motient stockholders are entitled to a substantial premium in return for providing control of MSV to SkyTerra.

•	Motient stockholders are exchanging direct ownership for indirect ownership of MSV.
This proposed deal exchanges consolidated direct ownership of MSV by Motient, a valuable asset, for no cash and indirect ownership of MSV through SkyTerra.

•	Buy high, sell low?
The implied valuation for MSV in this proposed transaction of $1.86 billion according to a recent industry analyst report is very different than that which we understand was used by Motient management with respect to the failed roll-up transaction Motient proposed last fall. Based on our calculations, it appears management has now signed a deal to sell Motient’s interest in MSV at a discount of nearly 33% to the price they were planning to buy SkyTerra’s interest in MSV in September 2005. It is prudent to buy low and sell high, not the opposite.

Grave governance concerns:
•	No stockholder approval.
This proposed transaction radically transforms Motient, but it appears to have been deliberately structured to avoid a stockholder vote despite the fact that the annual meeting of Motient stockholders was just two months away.

•	Motient receives minimal representation on SkyTerra Board.
Despite owning 57% of SkyTerra after the completion of the transaction, Motient will only have the right to propose one out of a possible four to seven directors on the SkyTerra Board of Directors. Skyterra, with only 25.3% ownership post the transaction, will have three seats. Moreover, the single individual selected by Motient may serve only at the “sole discretion” of Skyterra.

•	Limited disclosure and little transparency.
A deal this significant and complex should be thoroughly and clearly explained to stockholders, yet Motient leaves many questions unanswered. How were valuations determined? Was a fairness opinion obtained? If not, why? Were other deals considered, such as a tax-free spin-off of MSV or buying out the minority MSV investors to gain majority ownership in both entities? If so, why were they rejected? Sadly, we do not expect Motient to provide answers to these questions, despite the fact that this is a fundamentally important transaction and Motient is facing a contested director election. If this deal were structured such that stockholder approval was necessary, Motient likely would have been required to describe the proposed transaction in much greater detail. Motient stockholders deserve more information.

•	Motient management benefits at stockholders’ expense.
The proposed transaction apparently continues what we see as a pattern — Motient insiders, and in this case management, reaping financial benefits at stockholders’ expense. For example, according to Motient’s public filings, Mr. Downie, the most senior Motient officer, was granted 125,000 shares of restricted stock last November that apparently will fully vest upon the closing of this transaction, a gain of well over $2 million at Motient’s current stock price. Motient’s Board awarded Mr. Downie this restricted stock at a time when management had already proposed a transaction that apparently would have triggered the vesting of these shares upon closing. Additionally, Mr. Downie’s employment agreement specifically provides that such a transaction by Motient also apparently triggers the acceleration of his TerreStar options.

•	Deal approved by Board, half of whom are leaving and others are brand new.
This deal appears to be the last gasp of directors who we believe have long been engaged in questionable transactions, and will not stand for re-election to avoid facing a stockholder referendum on their past actions. The proposed transaction was approved at a time when half of the Board had just announced that they were not standing for reelection and four of the other five directors had been in office for approximately two months or less.
The support by the Motient Board and management of what we believe to be an ill-conceived transaction further demonstrates that they lack vision and are not acting in the best interest of Motient’s stockholders.

[1]	From a report published by Jeffries & Co. on May 15, 2006. We note that neither the author nor publication cited herein have consented to the use of such report as proxy soliciting materials.
Board Self Dealing & Conflicts of Interest
In recent public filings, Motient makes references to numerous related party transactions between the company and its directors and officers, on one hand, and entities in which Motient’s directors and officers have interests or serve as officers, directors or consultants, on the other hand. In its Form 10-K, Motient disclosed $13.1 million of expenses for related party transactions and services, and nearly $18.0 million in total stock-based employee compensation expense, compared with only $13.8 million in total revenue, for the year ended December 31, 2005. We believe that these related party transactions, as well as certain Motient officers’ compensation and Motient advisor fee structures, point to severe conflicts of interest and raise serious questions about the independence of Motient’s directors and officers and whether Motient’s directors and management are complying with their fiduciary duties and acting in the best interests of Motient stockholders.
The following charts show just some of the related party transactions and inter-relationships between Motient Board members, management and advisors that we believe represent serious conflicts of interest and poor corporate governance.

Board of Directors: Conflicts of Interest

Current Motient Board of Directors & Certain Officers

Former Motient Directors

- P. Aquino
- J. Abbruzzese

Individuals

- W. Barr Jr., *President, CTA*
- B. Singer, *S. Singer's brother*
- G. Singer, *S. Singer's brother*

MSV	TerreStar	Tejas	CTA	DualStar	Leap	CAI Wireless	American Banknote	Globix
MOTIENT	MOTIENT	B. Williamson *Fmr Director*	G. Kittner *Advisor*	R. Steele *Director*	G. Kittner *Fmr Director*	G. Kittner *Fmr Employee*	S. Singer *Chairman*	S. Singer *Dir. & Shareholder*
G. Kittner *Director*	J. Abbruzzese *Director*	J. Abbruzzese *Director*	C. Downie *Fmr Consultant*	J. Abbruzzese *Fmr Director*	W. Barr Jr. *Fmr Director*	W. Barr Jr. *Fmr Employee*	G. Goldsmith *Director*	J. Abbruzzese *Fmr Director*
J. Abbruzzese *Director of GP*	C. Downie *Director*	W. Barr Jr. *Shareholder*	P. Aquino *Fmr Employee*	B. Singer *Fmr Shareholder*			R. Steele *Director*	R. Steele *Director*
			J. Abbruzzese *Chairman*					W. Barr Jr. *Director*
			W. Barr Jr. *Employee*					

www.ABetterMotient.com

16

Current Motient Board of Directors Former Motient Directors Individuals Board of Directors: Conflicts of Interest MSV C. Downie COO G.Goldsmith Director S. Singer Chairman B. Williamson Director G.Kittner Director J. Abbruzzese P. Aquino Tejas CTA DualStar Leap CAI Wireless MOTIENT J. Abbruzzese Director B. Williamson Fmr Director G. Kittner Director J. Abbruzzese Director of GP G. Singer S. Singer's brother W. Barr Jr. Shareholder J. Abbruzzese Chairman C. Downie Fmr Consultant G. Kittner Advisor P. Aquino Fmr Employee American Banknote Globix B. Singer S. Singer's brother W. Barr Jr. President, CTA W. Barr Jr. Employee R. Steele Director J. Abbruzzese Fmr Director B. Singer Fmr Shareholder G. Kittner Fmr Director W. Barr Jr. Fmr Director G. Kittner Fmr Employee W. Barr Jr. Fmr Employee S. Singer Chairman R. Steele Director G. Goldsmith Director S. Singer Dir. & Shareholder J. Abbruzzese Fmr Director R. Steele Director W. Barr Jr. Director Multiple interlocking directorships and other inter-relationships among key players On the left are key current and former Motient board members, as well as individuals of significance Graphic above shows companies where current and former Motient board members, as well as individuals of significance, have been, or currently are, members on the same board TerreStar MOTIENT C. Downie Director R. Steele Director J. Abbruzzese Director

Mismanagement and Questionable Execution
We believe that Motient’s Board and management have engaged in questionable activities with respect to executing its strategy and overseeing the company. This has been demonstrated in particular by Motient’s:
•	History of what we believe to be regulatory issues and business mistakes;

•	Support of what we believe to be ill-advised strategic transactions, including:
•	a recently announced consolidation transaction involving SkyTerra; and

•	an earlier failed roll-up transaction;
•	Decision to provide what we believe to be excessive compensation to its outgoing directors and certain of its officers; and

•	Failure to hire a CEO or CFO.
History of Regulatory Issues and What We Believe to be Business Mistakes
We believe that Motient has continually made significant mistakes regarding strategic decisions, regulatory issues and routine business transactions. These mistakes demonstrate Motient management’s inability to properly care for Motient’s business.
In its most recent Form 10-K, Motient identified a business strategy to use its subsidiary TerreStar to design and develop a next-generation communications system involving a hybrid satellite/terrestrial wireless network, but acknowledged that it has “limited experience in running a satellite communications business.” In the same filing, the company reports that its 800 MHz licenses were impaired in part because Motient “experienced a significantly greater decline in [its] revenues and customer base in the second half of 2005 than anticipated,” which:
•	impaired the nationwide capacity of its frequencies that was previously maintained, as well as the future revenue and cash flows that either Motient or a third party could generate from the use of these frequencies; and

•	resulted in Motient’s reduction of the nationwide value premium associated with these assets to zero from $18.4 million and Motient’s reduction of the individual frequency value by $24.5 million.
Also in the same filing, Motient admits to issuing non-voting preferred shares in conflict of its corporate charter, which would be a violation of the Delaware General Corporation Law. According to the Form 8-K filed by the company on April 18, 2005, at the time Motient issued the shares of Series A Preferred Stock, the company’s Restated Certificate of Incorporation provided that “[t]he Corporation shall not issue any class of non-voting stock.”
Support Of Certain Strategic Transactions We Believe are Ill-Advised
On May 8, 2006, Motient and SkyTerra Communications, Inc. signed definitive agreements to consolidate ownership and control of MSV and its general partner under SkyTerra and to consolidate ownership of TerreStar under Motient. Following the closing of a series of transactions, and assuming certain other stakeholders participate in the transaction, SkyTerra would own 70% of MSV and Motient would own 74% of TerreStar on a fully-diluted basis. We strongly oppose Motient’s Proposed Deal with SkyTerra. We believe that Motient’s proposed deal, which will materially change Motient and its business without a stockholder vote, is structurally and financially flawed and raises serious governance concerns.
The Board and management also supported a failed roll-up transaction that we believe would have substantially undermined existing Motient stockholders’ value, only later admitting the transaction structure would “need to be modified.” The Form S-1 filed by Motient in connection with the proposed transaction did not reflect that any valuation analysis was done, that any financial advisor or investment bank was hired, or that any fairness opinion was rendered with respect to MSV. The only references to the valuation of MSV appear be that the Company:
1.	acknowledged the use of estimates in the valuation of its investment in MSV,

2.	stated that in November 2003, it engaged CTA to provide a valuation of the Company’s equity interest in MSV as of December 31, 2002 and

3.	stated that it paid CTA in March 2005 to provide certain valuation allocations for the Company’s interest in MSV as a result of the Company’s November 12, 2004 additional investment in MSV.
With respect to TerreStar, while the Company does describe a valuation model in filings, the model appears to reference a May 2005 valuation. The notion that Motient would utilize a valuation figure based on data from May 2005 in November 2005 indicates that the valuation data was at least six months old. The Form S-1 does not reflect that any financial advisor or investment bank was hired or any fairness opinion was rendered with respect to TerreStar.

Furthermore, assuming a May 2005 TerreStar valuation was used, it seems management likely failed to adjust for the increased probability of TerreStar receiving an incremental spectrum award from the FCC — a pending event Motient certainly knew about in the fall of 2005. In fact, even after TerreStar received the additional 12 MHz of S-Band spectrum in December 2005 (a 150% increase from 8 MHz) management failed to adjust the misevaluation.
Our financial projections estimate that the misevaluation of TerreStar by the company in connection with the failed roll-up could have ultimately cost existing company stockholders up to at least $305.1 million through the dilution of their interests. By our estimate, if the transaction had been consummated existing equity owners of Motient would have been diluted in their ownership of TerreStar by approximately 11.3%.
As is the case with the recently proposed consolidation transaction with SkyTerra, the Motient Board’s and management’s support of this roll-up transaction further demonstrates an inability or unwillingness to act in the best interest of Motient’s stockholders.
Decision To Provide Excessive Compensation To Its Outgoing Directors And Certain Of Its Officers
The Motient Board recently granted its current members, including five of its six nominees, 270,000 shares of restricted stock and options to purchase 90,000 shares of common stock, subject to stockholder approval; and intends to grant options to purchase an additional 60,000 shares of common stock to the four most recently appointed directors if they are reelected at the annual meeting. If the stockholders approve the 2006 Motient Corporation Equity Incentive Plan, the current members of the Motient Board, including the five directors not standing for reelection, will receive compensation in Motient restricted stock and options valued by Motient in its proxy statement in excess of $7.5 million.
In addition to what we believe to be excessive director compensation and despite Motient’s disappointing financial results, numerous restatements and accounting troubles, and history of mismanagement, Motient recently disclosed in its public filings that it had entered into amended and restated employment agreements with each of Mr. Downie, Ms. Newman and Mr. Macklin, which agreements contain the following terms:
•	Annual salaries of $240,000, $150,000 and $175,000, annual cash bonuses of up to 50%, 35% and 35% of base salary, and grants of 125,000, 15,000, and 15,000 shares of restricted common stock, respectively, with the restricted stock vesting upon a change of control or closing of certain strategic transactions (which vesting apparently will occur upon the closing of the proposed consolidation transaction with SkyTerra); and

•	Severance payments upon termination by Motient without cause, or upon termination by the employee for good reason:
•	of between one and two year’s salary, plus bonus and benefits in the case of Ms. Newman and Mr. Macklin; and

•	equivalent to eighteen months of salary, plus bonus and benefits in the case of Mr. Downie.

In particular, Mr. Downie is entitled to receive his entire severance package if he terminates the agreement on account of having to work for an average of more than three days per week outside of the New York City area in any calendar month. He has been granted this right by Motient despite the fact that:
•	He is currently the highest ranking officer of Motient; and

•	Motient’s headquarters are in Lincolnshire, Illinois, which is approximately 732 miles from New York City.
Failure to hire a CEO or CFO
While Motient does have individuals who serve as “principal executive officer” and “principal financial officer” for purposes of certifying as to financial statements in Motient’s SEC Filings, based on Motient’s public filings, Motient does not appear to have had a true titled chief executive officer or chief financial officer in over two years. We believe that the Motient Board’s failure to appoint capable individuals to fill these roles is a substantial factor with respect to what we believe to be Motient’s lack of vision, mismanagement and accounting issues, and that such Motient Board issues may impair Motient’s ability to attract a capable chief executive officer or chief financial officer.
Financial Reporting Deficiencies
Motient has repeatedly identified certain deficiencies and material weaknesses in the internal controls over its financial reporting, consistently utilized a federal securities rule allowing it to make its SEC filings later than the time periods prescribed for such reports, and repeatedly amended a number of its quarterly reports in order to restate financial information, including restatements of financials for the first, second and third quarters of 2005. For example:
•	In Motient’s Form 10-K for the year ended December 31, 2005, Motient identified significant deficiencies in the internal controls over financial reporting for the company.

•	The 2005 Form 10-K states: “The following material weakness has been identified and included in management’s assessment: Management has identified a lack of sufficient oversight and review involved in the quarterly and year-end financial reporting process. In addition, management identified a lack of resources to ensure complete application of generally accepted accounting principles as it relates to non routine transactions. Specifically in 2005, we consummated two merger and acquisition transactions related to two separate entities that we have a material investment in (MSV) or acquired a controlling interest in (TerreStar). This deficiency in the design and implementation of the Company’s internal control over financial reporting resulted in a misstatement to the financial statements for the quarterly reporting periods in 2005. The annual statements provided herein reflect the adjustments for these restatements.”

•	Its failure to properly reflect in its financial results certain stock compensation expenses incurred in connection with the Company’s ownership of equity interests in MSV caused the restatement of Motient’s quarterly report for the period ending March 31, 2005.

•	On March 30, 2006, the Company filed Amendment No. 2 to the quarterly report on Form 10-Q for the period ended March 31, 2005 (the “First Quarter 2005 Form 10-Q/A”). This amendment reflects the restatement of the Company’s condensed consolidated financial statements as of and for the three months ended March 31, 2005. The effect of this restatement was to increase the Company’s net loss from $28.5 million as previously reported to $31.1 million as restated for the three months ended March 31, 2005.

•	The company filed amendments to its quarterly reports on Form 10-Q for the periods ended June 30, 2005 (the “Second Quarter Form 10-Q/A”) and September 30, 2005 (the “Third Quarter Form 10-Q/A”) on March 30, 2006. According to the amended second quarter filing, the company again failed to properly reflect certain accounting treatments of equity interests, this time failing to properly record the value of certain warrants issued in February 2005. The restatement reflects an increase in the Company’s net loss from $22.9 million to $25.8 million for the three month period ended June 30, 2005, and an increased net loss for the six month period ended June 30, 2005 from $51.4 million as previously reported to $56.9 million as restated. In the amended Third Quarter Form 10-Q/A, the Company increased its net loss from $18.5 million to $20.1 million for the three month period ended September 30, 2005, and increased its net loss from $69.88 million to $77.0 million for the nine month period ended September 30, 2005.

•	Motient utilized a federal securities rule to file certain reports later than the time period prescribed for such reports, including its Form 10-K reports for fiscal 2005 and 2004; and its Form 10-Q reports for the first quarter of fiscal 2006, the second quarter of fiscal 2005 and the first quarter of fiscal 2004.

•	Motient recently filed a Form 8-K/A indicating that certain audited financial statements of TerreStar, the company that Motient is attempting to consolidate control of pursuant to the SkyTerra transaction, cannot be relied upon.
          Motient’s troubles with financial reporting are not isolated incidents. The pattern of restatements and acknowledgements of internal control weaknesses is a clear indication that Motient’s management of financial reporting is a significant issue that Motient has been unable to remedy to date.
Stockholder Dilution
As the below chart indicates, Motient stockholders have been and continue to be diluted by the actions of Motient’s management and current board.
Since emerging from bankruptcy, Motient’s fully-diluted share count has more than doubled, from approximately 29.1 million to 69.7 million shares. We believe this increase in share count has decreased the value of Motient shares by approximately $6.20 based on the current implied values of TerreStar and MSV. The advisory and consulting fees paid by Motient to Tejas and CTA over the years have cost Motient shareholders approximately $20.6 million, or $0.71 per share. By Motient pricing its PIPE transactions in 2004 well under the then-current market price, we believe Motient shareholders were diluted by approximately $150.3 million, or $5.16 per share. We note that, while Highland now questions these transactions, Highland has participated in every Motient equity offering to date, including the 2004 PIPE transactions, and that, based on information available to him at the time, Mr. Dondero did not vote in opposition to such transactions while serving as a Motient director. Finally, if the recently announced sale of Motient’s ownership in MSV to SkyTerra goes forward, Highland estimates that Motient shareholders will be diluted by an additional $230.0 million, or $7.91 per share, which does not include the taxes that each Motient shareholder will have to pay upon receipt of SkyTerra shares.
Thus, long-term Motient shareholders will have been diluted by at least $19.98 per share in value.
Help us put a stop to the bleeding by electing our slate of directors who will work diligently to increase stockholder value.

Dilution Chart

Analysis of Share Price Dilution Under Current Management

		As of 12/31/02		
	Fully Diluted Shares	29.1		
		Amount	**Per Share**	**Notes**
	Dilution (12/31/02 to 3/31/06)		$ 6.20	- Determined by taking the sum of the current implied values for MSV and TerreStar multiplied by their respective ownership percentages and then dividing by the fully-diluted shares (excl. Preferreds) at each time period[1]
	Tejas & CTA fees	$ 20.6	$ 0.71	- See chart on the right
	"Underpricing" of PIPEs	$ 150.30	$ 5.16	- Difference between the market price on the day the PIPE was announced and the share price of the PIPE transaction. (Note that Highland participated in each of these PIPEs)
a	**Cost Per Share to Date**		**$ 12.07**	
b	Failed Roll-up	$ 305.1	$ 10.48	- Used assumptions from Jefferies report dated 10/3/2005[2]
a+b	**Cost Had Roll-up Occurred**		**$ 22.56**	
	New Transaction			
c	Est Corporate Taxes	$ 70.0	$ 2.41	- Company estimates $50-$80 divided by 12/31/02 shares
	Estimated Other Taxes	?	?	
d	Lack of Premium	$ 160.0	$ 5.50	- 20% premium based on MSV value of $1.86 Bn[3] divided by 12/31/02 shares multiplied by MNCP interest in MSV
a+c+d	**Potential Cost with New Transaction** (Not Including Other Taxes)		**$ 19.98**	

Cash Fees Paid to Tejas and CTA

	Tejas	CTA	Total
2002		427,500	427,500
2003		292,500	292,500
2004	6,382,620	660,000	7,042,620
2005	11,500,000	781,469	12,281,469
2006		600,000	600,000
	$ 17,882,620	$ 2,761,469	$ 20,644,089

Excess

	Market Price	PIPE Price	Shares	"Cost"
PIPE #1	$ 6.15	$ 5.50	4,215,910	$ 2,740,342
PIPE #2	$ 13.75	$ 8.57	3,500,000	$ 18,130,000
PIPE #3	$ 17.00	$ 8.57	15,353,609	$ 129,430,924
				$ 150,301,265

Notes: We note that none of the authors nor publications cited herin have consented to the use of such reports as proxy solicitating material.

1/ **Current Implied Values:** Jefferies report dated 5/15/06 (MSV: $1.861Bn; TerreStar: $1.489Bn)
2002 10-K: Percentage Fully Diluted Ownership (MSV & TerreStar) – 2002 p. 8; Shares Outstanding – p. F-8; Warrants & Options Outstanding – 2002 pp. F-32 & 33
2006: Percentage Fully Diluted Ownership (MSV & TerreStar) – 8-K dtd. 5/8/06, Ex. 99.1; Shares Outstanding – 2005 10-K, Coverpage (as of 4/21/06); Warrants & Options Outstanding – 1Q 10-Q p. 16

2/ **Potential Loss to existing shareholders from roll-up**

Implied "target" value of TerreStar (Jefferies report dtd 10/3/05)		
$/MHz POP	$ 0.50	
MHz	20.0	
POPs	325.0	
		$ 3,250
Less: Jefferies implied value of TerreStar (10/3/05)		$ 547.3
Gain in TerreStar value		$ 2,703
Percentage of TerreStar		
Owned by Motient	54.3%	
Owned by Motient after the roll-up	43.0%	
Percentage of TerreStar lost in roll-up		11.3%
Loss to existing MNCP sharehoders		**$ 305.4**

3/ Jefferies implied value of MSV per report dated 5/15/06

www.ABetterMotient.com

45

His responsibilities there included conducting airline profitability analysis and financial planning.
Mr. Chura was also a field artillery officer in the U.S. Army, serving overseas for three and a half years. Mr. Chura received his M.B.A. in Finance from Yale University and a B.A. in Economics and Government from The College of William & Mary.
How to Vote
If you need assistance in voting, please contact MacKenzie Partners, Inc. at 800-322-2885 or email (to be discussed: motient@mackenziepartners.com).
About Highland Capital
Highland Capital Management, L.P. (“Highland Capital”) is Motient’s largest stockholder, beneficially owning approximately 14% of the common stock. A long-term investor, Highland Capital was a Motient investor prior to its emergence from bankruptcy in 2002, and the firm has participated in every Motient equity transaction to date.
Highland Capital is a SEC-registered investment adviser specializing in credit and alternative investment investing. The firm manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
Highland Capital specializes in stressed and distressed investments where it sees opportunities to work constructively with management for significant long-term value enhancement. One of the largest managers of leveraged loans and collateralized loan obligations in the world, Highland Capital has consistently outperformed relative indices and has posted market leading performance through a variety of market cycles. The firm is based in Dallas, Texas, with offices in New York and London.
Contact Us
Investors:
Daniel H. Burch, Bob Sandhu or Larry Dennedy
MacKenzie Partners, Inc.
212-929-5500 or 800-322-2885
Media:
Denise DesChenes or Kara Findlay
Citigate Sard Verbinnen
212-687-8080